SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ABB Ltd
(Name of Issuer)

Registered Shares, par value CHF 0.12
(Title of Class of Securities)

ISIN No. CH0012221716**
(CUSIP Number)

Cevian Capital II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH

Channel Islands

Attention: Denzil Boschat

+44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 2 of 7 Pages

** The Registered Shares have no CUSIP number. The ISIN number for the Registered Shares is CH0012221716.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 132,196,131
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 132,196,131
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 132,196,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA, OO

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 26, 2015 (the "Original Schedule 13D"), with respect to the Registered Shares, par value CHF 0.12 (the "Registered Shares") of ABB Ltd, a limited liability company incorporated under the laws of Switzerland (the "Issuer"). This Amendment No. 1 amends Items 2(a), 3, 4, 5(a), 5(b) and 5(c) and Schedule A to the Original Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND
Item 2(a) and Schedule A are hereby amended and restated in their entirety as follows:
(a)	This Schedule 13D is filed by Cevian Capital II GP Limited, a limited company incorporated under the laws of Jersey (the "Reporting Person"), the general partner of Cevian Capital II Master Fund LP, a Cayman Islands limited partnership (the "Master Fund"), Cevian Capital II Co-Investment Fund LP, a Cayman Islands limited partnership (the "Co-Investment Fund") and Cevian Capital II Co-Investment Amp L.P., a Cayman Island limited partnership (the "Co-Investment Fund Amp") and together with the Master Fund and the Co-Investment Fund, the "Cevian Funds"), with respect to the Registered Shares held by the Cevian Funds.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Registered Shares reported herein.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person has purchased for the accounts of the Cevian Funds an aggregate of 132,196,131 Registered Shares for an aggregate consideration (including brokerage commission) of approximately USD 2,801,512,299. The Cevian Funds funded these purchases out of their general working capital. The Registered Shares were purchased using Swiss Francs. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for each CHF 0.97 was used.

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

The Reporting Person intends to continue to have discussions regarding opportunities to maximize operational efficiencies and shareholder value. Specifically, the Reporting Person has expressed its support for the Issuer spinning off its power grids division ("Power Grids"), thereby reducing complexity, enhancing focus and improving the governance, operations, competitiveness and, ultimately, value of both the newly-independent Power Grids and the newly-focused Issuer.

The Reporting Person believes that the benefits of such a spin-off are significant in relation to the Issuer’s current market value, and far outweigh any costs of separation, included purported synergies from the conglomerate structure.

The Reporting Person intends to continue to engage in such discussions with management and the board of directors of the Issuer as well as other stockholders of the Issuer, members of the public, and other third parties, and may also discuss other matters relating to the Issuer’s business, management and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value, including but not limited to changes involving the capital structure, financing and board composition as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may seek board representation depending on developments at the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:
(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Registered Shares and percentages of the Registered Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 2,127,001,545 Registered Shares reported to be outstanding as of July 6, 2016 on the Issuer's website.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Registered Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	There have been no transactions in the Registered Shares by the Reporting Person for the benefit of the Cevian Funds within the past sixty days.

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2016

CEVIAN CAPITAL II GP LIMITED By: /s/ Denzil Boschat
Name: Denzil Boschat
Title: Director

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Registered Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

CEVIAN CAPITAL II GP LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Denzil Boschat	Director	Jersey	Cevian CCO and Cevian Jersey CEO	4 Bond Street, St. Helier, Jersey, JE4 5QR
Ronald M. Cacciola	Director	USA	Sole Proprieter, Snowden Management LLC	252 Snowden Lane, Princeton, New Jersey, 08450-3650, USA
Andrew M. Freeman	Director	USA	Partner – Paine & Partners LLC	One Franklin Parkway, Building 910, Suite 120, San Mateo, CA 94403, USA
Liam Jones	Director	Jersey	Director – Aztec Financial Services (Jersey) Limited	Aztec Group House, 11-15 Seaton Place, St Helier, Jersey, JE4 0QH
Jonathan White	Director	Jersey	Lawyer – Consultant to Ogier & Elian Fiduciary Services	44 Esplanade St Helier, Jersey, JE4 9WG
Göran Casserlöv	Head of Operations	Sweden	Cevian Head of Operations	4 Bond Street, St. Helier, Jersey, JE4 5QR